Exhibit 99.1

Stock Symbol: SGF: TSX	November 7, 2005
SHORE GOLD INC.	Saskatoon, Saskatchewan

STAR DIAMOND PROJECT
SECOND LARGE DIAMETER RIG DRILLING KIMBERLITE

George H. Read, P. Geo., Senior Vice President Exploration, is pleased to announce that the second Bauer BG36 large diameter drill (LDD) rig (Rig #2) has been commissioned on the Star Diamond Project and is currently drilling kimberlite. LDD Rig #2 entered kimberlite at 111 metres below surface and by late Sunday the 1.2 metre diameter hole had been advanced to 145 metres with drilling continuing.

Both BG36 drill rigs are actively drilling kimberlite on Star. The use of these high technology Bauer rigs is a first for the Fort a la Corne kimberlites. A variety of drilling techniques and bits are required to drill the multiple stratigraphic horizons encountered while drilling into and through the Star Kimberlite. These rocks include Quaternary glacial sediments and Cretaceous mudstones of the overburden and kimberlite facies of varying competencies.

The BG36 rigs have the capability of drilling a 1.2 metre diameter hole to a depth of 360 metres below surface and are ideally suited to mini-bulk sampling the Star Kimberlite on a grid pattern (see SGF News Release Sept 12, 2005 for additional information) Nuna Logistics Limited of Vancouver has been contracted to undertake 17,000 metres of large diameter (1.2 metre) drilling using the two Bauer BG36 RC drill rigs. Seventy-two LDD holes are planned and will be drilled adjacent to the recently completed PQ pilot core holes. It is estimated that in excess of 10,000 tonnes of kimberlite will be recovered from the LDD holes. The objective of the LDD program is to mini-bulk sample the kimberlite in a three-dimensional manner and determine the grade of the kimberlite away from the bulk sample shaft and associated lateral drifts.

Senior Vice President Exploration, George Read, states: “With the two BG36 rigs actively drilling kimberlite in LDD holes 2 and 3, Shore geologists are confident that these rigs can be efficiently used to collect mini-bulk samples for diamond grade determination across Star. The commissioning and daily operation of the two rigs is monitored by an on-site team of Bauer and Nuna engineers and drillers.”

The prefeasibility study on Star, with a budget of approximately $44 million, is now the largest work program outlined for any of the Fort a la Corne kimberlites. The aim of the prefeasibility study is to define a National Instrument 43-101 compliant mineral reserve for the Star Kimberlite. Senior Vice President Exploration, George Read, Professional Geoscientist in the Provinces of Saskatchewan and British Columbia, is the Qualified Person responsible for the verification and quality assurance of analytical results. Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol “SGF”.

For further information please contact:
Kenneth E. MacNeill, President & C.E.O. or George H. Read, P. Geo., Vice President Exploration at (306) 664-2202.

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